August 5, 2010

Paul D. Thompson, President
Mexus Gold US
P.O. Box 235472
Encinatas CA 92024

RE: **Mexus Gold US (formerly Action Fashions, Ltd.)**
Form 10-K/A for the fiscal year ended March 31, 2009 and filed January 12,
2010
File No.: 0-52413

Dear Mr. Thompson:

 We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended September 30, 2009

Form 10-Q for the Quarter Ended December 31, 2009

General

1. We note your response to our letter dated July 1, 2010 that you have not generated any revenues from the mining/salvage business. Therefore, we reissue our prior comment. We continue to believe that the company was and continues to be a shell company and should amend your Exchange Act reports to clearly check the box on the registration statement cover page to indicate that you are a shell company.

 You may contact Raquel Howard at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters.

Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with any other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: Phillip Koehnke, Esq.
     Via facsimile to (501) 634-0070